SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CorMedix Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

21900C308
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,179,135*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,179,135*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,179,135*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON PN

* Rows (6), (8) and (9) include 464,706 shares of Common Stock, 1,051,053 shares of Common Stock issuable upon conversion of the December 2018 Notes, 446,651 shares of Common Stock issuable upon exercise of warrants and 216,725 shares of Common Stock issuable upon conversion of convertible preferred stock. The warrants and convertible preferred stock are subject to the Ownership Limitation, which applies to the Reporting Persons collectively. The percentage set forth in row (11) and the number of shares of Common Stock set forth in rows (6), (8) and (9) do not give effect to the Ownership Limitation applied to the Reporting Persons collectively. Therefore, the actual percentage and the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Ownership Limitation applied to the Reporting Persons collectively may be less than the percentage reported in row (11) and the number of shares of Common Stock reported in rows (6), (8) and (9).

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 913,849*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 913,849*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 913,849*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON PN

* Rows (6), (8) and (9) include 368,668 shares of Common Stock, 446,651 shares of Common Stock issuable upon exercise of warrants and 98,860 shares of Common Stock issuable upon conversion of convertible preferred stock. The warrants and convertible preferred stock are subject to the Ownership Limitation, which applies to the Reporting Persons collectively. The percentage set forth in row (11) and the number of shares of Common Stock set forth in rows (6), (8) and (9) do not give effect to the Ownership Limitation applied to the Reporting Persons collectively. Therefore, the actual percentage and the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Ownership Limitation applied to the Reporting Persons collectively may be less than the percentage reported in row (11) and the number of shares of Common Stock reported in rows (6), (8) and (9).

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 913,849*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 913,849*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 913,849*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON CO

* Rows (6), (8) and (9) include 368,668 shares of Common Stock, 446,651 shares of Common Stock issuable upon exercise of warrants and 98,860 shares of Common Stock issuable upon conversion of convertible preferred stock. The warrants and convertible preferred stock are subject to the Ownership Limitation, which applies to the Reporting Persons collectively. The percentage set forth in row (11) and the number of shares of Common Stock set forth in rows (6), (8) and (9) do not give effect to the Ownership Limitation applied to the Reporting Persons collectively. Therefore, the actual percentage and the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Ownership Limitation applied to the Reporting Persons collectively may be less than the percentage reported in row (11) and the number of shares of Common Stock reported in rows (6), (8) and (9).

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned ("Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On August 14, 2019, Elliott, Elliott International and Manchester (together, the "Elliott Stockholders") entered into a Securities Exchange Agreement with the Issuer (the "Exchange Agreement"), pursuant to which the Issuer agreed to exchange certain securities of the Issuer held by the Elliott Stockholders (the "Exchanged Securities") together with an aggregate cash payment of $2,000,000 for 100,000 shares of a new series of convertible preferred stock of the Issuer designated as Series G Preferred Stock, $0.001 par value (the "Series G Preferred Stock"). The Exchanged Securities consist of (i) all of the shares of the Series C-2 Preferred Stock, Series D Preferred Stock and Series F Preferred Stock held by the Elliott Stockholders in the amounts set forth in the Exchange Agreement, (ii) all of the warrants held by the Elliott Stockholders and (iii) all of the December 2018 Convertible Notes held by the Elliott Stockholders, with an aggregate principal amount of $7,879,688, including accrued interest compounded quarterly of $379,688. No shares of Series G Preferred Stock will be issued in exchange for the surrender and cancellation of the Series E Warrants held by the Elliott Stockholders, which will be cancelled upon delivery to the Issuer.
Other than with respect to conversion price, liquidation preference, voting rights and certain modifications to the restrictive covenants contained therein as set forth in the Exchange Agreement, the Series G Preferred Stock will have substantially the same terms as the Issuer's outstanding Series E Non-Voting Convertible Preferred Stock, $0.001 par value (the "Series E Preferred Stock"). The Series G Preferred Stock will be convertible, at the option of the holders thereof, however, the Elliott Stockholders will be prohibited from converting the Series G Preferred Stock into shares of Common Stock to the extent that, following such conversion, the Elliott Stockholders would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding. The shares of Series G Preferred Stock will have an aggregate liquidation preference of $18,736,452 and will initially rank pari passu with the Issuer's outstanding Series C-3 Non-Voting Convertible Preferred Stock, $0.001 par value (the "Series C-3 Preferred Stock") (subject to the Issuer obtaining any consent, waiver or other authorization from the holders of the Series C-3 Convertible Preferred Stock necessary for the subordination of the Series C-3 Convertible Preferred Stock to the Series G Preferred Stock, in each case, as to distributions of assets upon the Issuer's liquidation, dissolution or winding up whether voluntarily or involuntarily) and the Series E Preferred Stock. If at any time prior to the 18-month anniversary of the issuance of the Series G Preferred Stock the Common Stock trades at or above $11.25 for any 20 trading days (whether or not consecutive) during any 30 consecutive trading day period, a specified number of shares of Series G Preferred Stock, up to a maximum of 2,513 shares of Series G Preferred Stock (which represent the right to convert into up to 139,769 shares of Common Stock), shall be automatically cancelled in accordance with the Exchange Agreement (if the number of shares of Series G Preferred Stock to be clawed back exceeds the number outstanding at such time as a result of prior conversions thereof, the corresponding number of shares of Common Stock into which such number of Series G Preferred Stock converted would be automatically cancelled). The shares of Series G Preferred Stock will be entitled to vote on an as-converted basis with respect to the number of shares of Common Stock into which they are convertible, based upon an assumed conversion price, solely for the purpose of the voting rights, equal to the closing price of the Common Stock on August 14, 2019.

The Series E Preferred Stock, which is held by the Elliott Stockholders, will be amended to conform certain of the restrictive covenants contained therein to those to be included in the Series G Preferred Stock as set forth in the Exchange Agreement, and to provide the shares of Series E Preferred Stock with similar rights to vote on an as-converted basis.

The closing under the Exchange Agreement is anticipated to take place on or prior to September 15, 2019, subject to the satisfaction of customary closing conditions. The Issuer and the Elliott Stockholders have agreed to cooperate in good faith and exercise reasonable best efforts to implement the transactions contemplated by the Exchange Agreement, including the amendment and restatement of the Issuer's Registration Rights Agreement, dated as of November 9, 2017 by and among the Issuer and the Elliott Stockholders, in order to include the shares of Common Stock currently held by the Elliott Stockholders, and the shares of Common Stock issuable upon conversion of the shares of Series G Preferred Stock and Series E Preferred Stock as registrable securities thereunder and the amendment and restatement of the Amended and Restated Certificate of Designation of the Series E Preferred Stock as described above.

The foregoing descriptions of the Exchange Agreement is a summary only and does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement filed as Exhibit 99.22 hereof (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 15, 2019).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 2,551,732 shares of Common Stock, constituting approximately 9.99% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation (as defined below).

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 23,824,508 shares of Common Stock outstanding as of August 12, 2019 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 14, 2019.

Each of Elliott, Elliott International and EICA may be deemed to beneficially own shares of Common Stock underlying certain securities currently convertible or exercisable, as the case may be, as of the date hereof. Such securities contain restrictions on exercise and conversion, as the case may be, such that they may not be exercised or converted if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder ("Section 13(d)")) in excess of 9.99% of all of the Common Stock outstanding at such time (the "Ownership Limitation"). Elliott, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott's, Elliott International's and EICA's, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 99.22 –Exchange Agreement, dated August 14, 2019 by and among CorMedix Inc. and the Elliott Stockholders (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 15, 2019)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 16, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President